PEPSICO RESCINDS SHARE REPURCHASE PROGRAMS


PURCHASE, N.Y. Dec. 4 - PepsiCo, Inc. announced today that its Board of Directors has rescinded its recently authorized share repurchase program under which the company intended to buy back $4 billion of stock over the next three years.

The new program had been authorized by of the Board of Directors and announced on November 21, 2000.

The Board also rescinded the earlier $3 billion share repurchase program under which $2.8 billion has been expended.


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